UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March 2004

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	The "Shell" Transport and Trading Company, Public Limited Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England
Tel No: (011 31 70) 377 9111	Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)	(Address of principal executive officers)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij Royal Dutch Petroleum Company
Stock Exchange release

Royal Dutch Petroleum Company

The “Shell” Transport and Trading Company, p.l.c.

Royal Dutch/Shell Group Announcements

The Royal Dutch / Shell Group of companies (‘Shell’) today made a series of announcements relating to the recent recategorisation of proved hydrocarbon reserves. A press and investor conference hosted by Jeroen van der Veer, Chairman of the Committee of Managing Directors (‘CMD’), will be held today at 2.00 pm GMT. The conference will be audio broadcast on the Shell website and can be accessed via www.shell.com/investor.

Shell is currently engaged in correspondence with several regulatory authorities, including cooperating with a formal non-public investigation by the US Securities and Exchange Commission (‘SEC’). Shell is also subject to related ongoing legal actions in the United States. As a result Shell’s management must balance its public statements on this subject against the risk of prejudice in any subsequent legal action.

The detailed facts and circumstances leading up to the reserves recategorisation announced on January 9th 2004 are the subject of an independent review sponsored by the Group Audit Committee (‘GAC’), and the main conclusions of that review will be made public after completion. This is expected in April.

Summary

During the finalisation of the 2003 reserves data, concerns arose about the volume of the proved reserves booking proposed for the Ormen Lange field in Norway. As a result, the Group’s senior management engaged Ryder Scott Company as consultants in March to help conduct a fast-track review of selected fields covering approximately 40% of the global Shell portfolio, including some 60% of proved undeveloped reserves.

A number of issues have been identified to date, leading to the recategorisation of a further 250 million barrels of oil equivalent (‘boe’) as at the end of 2002. In addition Shell has reduced the volume of proved reserves it planned to book in 2003 by approximately 220 million boe of proved reserves (including volumes from Ormen Lange). The 220 million boe were included in the reserve replacement ratio (‘RRR’) disclosed on February 5th 2004; correcting for these volumes represents a reduction in the 2003 RRR of some 16 percentage points.

Approximately 95% of the volumes impacted by these reductions were previously booked as proved undeveloped reserves from non-producing fields. As a result, the expected impact on earnings is approximately $20 million. In addition well write-off costs related to the original recategorisation have been identified, amounting to $10 million after tax.

Shell is now validating these results by in-depth work on the specific fields as identified by the recent review, and also by examining the total portfolio, including those fields not part of the recent study. This work is expected to be complete by late April.

All reserves and financial figures included in this release should be regarded as preliminary. Final figures with respect to both reserves and financial impact may vary from preliminary results and will be disclosed as soon as appropriate.

Other highlights of this release:

  A summary of the remedial actions taken by Shell to date, to address the issues identified to date and to improve the overall governance framework within the Group.

  As previously indicated on February 5th 2004, the Form 20-F of the parent companies for 2002 will be amended.

  As a result of the ongoing technical review and the work required to accurately restate the information for prior years and to hold discussions with regulators, the publication of the 2003 Annual Reports, and the filing of the 2003 Form 20-F with the SEC, for both parent companies will now be in late May 2004.

  The Annual General Meetings (‘AGM’) of the parent companies will take place on June 28th 2004.

  The Boards of both parent companies have declared a second interim dividend for 2003, equal to the final dividends proposed on February 5th 2004 and to be paid on the same dates.

Jeroen van der Veer commented

“These have been challenging weeks for the management of Shell, just as they have been very disappointing for investors. The management of the Group is committed to the highest standards of integrity, and to building on the strong positions and assets, and outstanding staff, that we are fortunate to have.

“Our focus in 2004 is on delivering the strategy to grow our upstream and gas businesses while enhancing downstream profitability, and on delivering our business plans and targets”

Review of proved reserves to be recategorised

During the finalisation of the 2003 reserves data, concerns arose about the proved reserves booking proposed for the Ormen Lange field in Norway which had been included in the February 5th 2004 announcements regarding 2003 RRR.

Shell has now determined that a portion of the volume proposed to be booked at December 31st 2003 as proved reserves for Ormen Lange did not strictly follow SEC guidance in that 3-D seismic data was used to define the “proved area” (between well control points), without the necessary supporting evidence that the guidance requires. This reduces the proved reserves planned to be booked at end 2003 for Ormen Lange from 256 million boe to some 90 million boe. There is no change in the amount or timing of production expected from the field, nor in the expected cost of production as a result of the review.

This reduction was of concern, given the profile of Shell’s reserves bookings and the attention that this field has already received. The management team engaged an external consultant, Ryder Scott Company, to help conduct a fast-track review of selected fields covering approximately 40% of the total Shell portfolio (by proved reserve volume), including some 60% of proved undeveloped reserves.

The review to date has not identified any further major or widespread concerns. However a number of issues were identified with specific fields, primarily in North West Europe and Australasia. As a result, a further 250 million boe of proved reserves will be recategorised as at the end of 2002. In addition Shell has reduced the volume of proved reserves it planned to book in 2003 by approximately 220 million boe (which includes volumes from Ormen Lange). The 220 million boe were included in the RRR disclosed on February 5th 2004; correcting for these volumes represents a reduction in the 2003 RRR of some 16 percentage points. Again, there is no change expected in the amount, timing or cost of production from any of these fields.

Approximately 95% of the volumes impacted by these reductions were previously booked as proved undeveloped reserves from non-producing fields. These changes will lead to an increase in depletion, depreciation and amortisation of approximately $20 million after tax for 2003. In addition well write off costs related to the original recategorisation have been identified, amounting to $10 million after tax. These changes do not affect cashflows.

Shell is now validating these results by more in-depth work on the specific fields identified by the recent review, and also by examining the wider portfolio including those fields not part of the recent study. The work, comprised of both commercial and technical data, will take 6 weeks, and will confirm the quantity of reserves to be booked as proved as at December 31st 2003, for inclusion in the 2003 Form 20-F and the Annual Reports of the parent companies. It will also affect the quantity of reserves to be included in the restated 2002 Form 20-F supplementary information (oil and gas).

All figures stated exclude oil sands that are classified as mining reserves under SEC definitions.

Governance and control actions

Shell has been changing its governance structures since the mid-1990s to move from an organisation primarily governed through a structure of 140 or so operating companies to one with four main global Businesses. These changes, which are now effectively complete, have been significantly reinforced in the last two years, with the establishment of a simplified CMD structure, comprising the main Business Chief Executive Officers (‘CEO’), the Chief Financial Officer (‘CFO’) and the Chairman of CMD.

With the establishment of the “New Exploration and Production (‘EP’) Operating Model” in 2003, all Business CEOs now have clear line of sight and accountability for the total global operations. At the same time the role of global functions is being strengthened and standardisation of processes has been stepped up.

External regulations in the Netherlands, the UK and the US, and public expectations, are becoming generally more stringent in the areas of governance, compliance and transparency. Initiatives were already underway within Shell to respond to these developments. Reviews have highlighted the need for Shell to accelerate this work, and this has led to a series of changes. Some of these changes have been previously announced, but are repeated for sake of completeness.

The overall objectives of the various initiatives are to respond to the external requirements, and to restructure internal management processes and accountabilities to be both simpler and more effective.

Changes in Group governance, reflecting the Sarbanes-Oxley Act (US), the Tabaksblat code (The Netherlands) and the Higgs Report and Combined Code (UK), include:

  The appointment of a non-executive Chairman for The “Shell” Transport and Trading Company, p.l.c.

  Greater transparency in remuneration policies.

  Broader terms of reference for the GAC.

In addition, Shell is considering the views of investors and the various advisory bodies in respect of overall governance of the Group, including the composition and operation of the parent and holding company boards. It is the intention that the outcome of this review will be made public in good time to enable the process to be concluded at the AGMs in 2005.

Changes in the general internal governance framework include:

  Business initiatives to globalise, standardise and simplify key business processes, in the main Businesses and support functions, including Finance and Human Resources.

  Revised reporting relationships for Group Internal Audit direct to the Group CFO, with the Group Chief Internal Auditor having direct access to the GAC.

  Main Business CFOs will report directly to the Group CFO rather than their respective Business CEOs, and this relationship between the Finance function and the Businesses will be replicated throughout the organisation.

Shell recognises that restoring confidence and credibility in reserves reporting practices is vital. Shell is determined to resolve all these issues in the most timely and transparent manner possible and to eliminate chances of a recurrence. The following improved controls are either in place or in progress:

  The GAC reserve review process is established, with CMD signing off reserves annually.

  Reserves auditors now report to Group Internal Audit, outside the business line. Reserves reporting within EP now reports through the technical rather than planning function.

  The global EP Reserves Committee is in place, with the approval process requiring peer challenge at a regional level.

  Shell reserves reporting guidelines are being revised to remove any remaining ambiguity in the application of SEC rules and guidance.

  Guidelines include clear, auditable commercial triggers for recognising new proved reserve bookings, and will include clearer guidance on technical and commercial issues.

  Overall there will be a significant increase in staff dedicated to reserves management, including both dedicated reserves auditors and the systematic use of external experts in the Business reserves challenge and review processes. External experts will also contribute as appropriate to the overall audit resource. The frequency of country reserve audits will be increased, with important countries now audited on an annual cycle.

  Reserves bookings have been removed from performance scorecards (used for calculating management bonuses) of individuals associated with the reserves assurance process, including senior executives. Previously, for EP executives, they had constituted between 5 and 15% of the total available bonus for individuals in a given year, which in most cases equalled no more than 5% of the executives’ base pay.

  Proved reserves reporting is now specifically included in the existing Group assurance process and disclosure controls review. The existing assurance process requires management at all levels of the organisation to provide annual written assurance on a series of reporting and control activities.

  A major programme of focused training of global EP staff is being initiated, to ensure that SEC rules, guidance and compliance requirements are fully understood and adhered to throughout the organisation.

Group Managing Directors will receive no performance related bonus for 2003. Full details of the 2003 remuneration of executives will be available in the Annual Reports for the parent companies.

Independent Review

On February 5th 2004 it was announced that the GAC had established a senior team, led by independent counsel Davis Polk & Wardwell, to carry out an independent review of the processes surrounding past reserves bookings.

The objective of this review is to establish in an objective fashion the facts and circumstances relating to the reserves recategorisation. This review is expected to conclude in the next few weeks.

Two senior management changes resulting from the reserves recategorisation have already been announced. The review is still in progress and if additional actions are identified they will be actioned and announced as appropriate.

Regulatory authorities

The formal non-public investigation being carried out by the SEC continues. Shell is cooperating by providing documents and information.

The Autoriteit Financiele Markten (AFM), the financial regulatory body in the Netherlands has commenced an investigation about potential insider trading.

Euronext, of which the Amsterdam Stock Exchange is a member, has asked questions in two letters. The first of these addressed the disclosure processes around the January 9th 2004 announcement. The second asked broader questions about the facts and circumstances leading up to the disclosure of the reserves recategorisation.

The Financial Services Authority (FSA) in the UK has asked a series of questions in a letter about the facts and circumstances surrounding the reserves re-categorisation.

The correspondence and discussions with the regulatory authorities has been constructive, and information has been exchanged in an open way. Shell will continue to act in this cooperative way until the various enquiries are complete, and any actions relating to these matters will be made public at the appropriate time. Until that time, it is reasonable to expect that Shell will protect the confidential nature of discussions of the authorities concerned.

Reporting dates for annual publications

Following correspondence and discussions to date with the staff of the SEC, the 2002 Form 20-F for the parent companies will be amended to reflect the recategorisation as well as to address other SEC staff comments. The “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” section of the 2002 Form 20-F document will be amended, and some disclosures will be increased.

As a result of the ongoing technical review and the work required to accurately restate the reserve related information for prior years, the publication of the 2003 Annual Reports, and the filing of the 2003 Form 20-F with the SEC, for both parent companies will be later than indicated previously. All reports are now expected to be published by late May 2004, exact publication schedules will be released as soon as they are available.

The Financial and Operational Information document will be available at the same time as the Annual Reports.

The financial results for the first quarter of 2004 are expected to be published as scheduled on Thursday April 29th 2004.

Annual General Meetings

The Annual Reports are required to be published and distributed to shareholders ahead of the AGMs of both parent companies. Both AGMs were scheduled to be held on April 23rd 2004.

Both meetings will now be delayed, and are expected to be held on June 28th 2004. Details of the meetings will be announced as soon as the arrangements have been confirmed.

Interim dividends

The proposed final dividends for 2003 that were announced on February 5th 2004 will now be paid in May 2004 as a second interim dividend in respect of 2003.

The amount of the second interim dividend payments will be equal to the final dividend proposed on February 5th 2004; per share amounts will be €1.02 for Royal Dutch and 9.65p (per ordinary Share) for Shell Transport. Including the first interim dividends, the total dividends for 2003 will be €1.76 for Royal Dutch and 15.75p (per ordinary Share) for Shell Transport.

Each parent company has issued a separate stock exchange announcement giving full details of the second interim dividend, simultaneously with this release.

End

Disclaimer statement

This document contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables businesses. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: the ongoing review of reserves estimates being conducted by management and its consultants, the results of the independent review sponsored by the Group Audit Committee, the outcome of the ongoing enquiries by the regulatory authorities, price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

Cautionary Note to US Investors:

The United States Securities and Exchange Commission (‘SEC’) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.

For additional information please contact:

Investor Relations

Simon Henry	+44 20 7934 3855
Gerard Paulides	+44 20 7934 6287
Bart van der Steenstraten	+31 70 377 3996
Harold Hatchett	+1 212 218 3112

Media Relations

Andy Corrigan	+44 20 7934 5963
Simon Buerk	+44 20 7934 3453
Herman Kievits	+31 70 377 8750

The Hague, 18 March, 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Assistant Company Secretary (M. Edwards)

General Attorney (M.C.M. Brandjes)

Date: 18 March 2004